                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                           MAD CATZ INTERACTIVE, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   556162 10 5
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                PARK AVENUE TOWER
                               65 EAST 55TH STREET
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 17, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     Note. The Schedules  filed in paper format shall include a signed  original and five copies of the schedule,  including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

--------

1    The  remainder  of  this  cover  page  shall  be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

---------------------                                     ----------------------
CUSIP No. 556162 10 5                   13D                  Page 2 of 16 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     William S. Fagan
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    704,462 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               1,890,150 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               704,462 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               1,890,150 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,594,612 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 556162 10 5                   13D                  Page 3 of 16 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Fagan Capital, Inc.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               1,890,150 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               1,890,150 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,890,150 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 556162 10 5                   13D                  Page 4 of 16 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Laura A. Fagan
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,200,500 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,200,500 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,200,500 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 556162 10 5                   13D                  Page 5 of 16 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     James Dvorak
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    78,200 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               78,200 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     78,200 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 556162 10 5                   13D                  Page 6 of 16 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Lucrum Partners LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    73,800 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               73,800 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     73,800 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 556162 10 5                   13D                  Page 7 of 16 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Lucrum Capital Management, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    73,800 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               73,800 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     73,800 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 556162 10 5                   13D                  Page 8 of 16 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Carol Armstrong
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    4,199 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,199 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     4,199 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 556162 10 5                   13D                  Page 9 of 16 Pages
---------------------                                     ----------------------

     The following constitutes the initial Schedule 13D filed by the undersigned
(the "Schedule 13D").

     Item 1. Security and Issuer.
             -------------------

     This  Schedule  13D  relates  to the shares of common  stock  (the  "Common
Stock")  of Mad Catz  Interactive,  Inc.  (the  "Issuer").  The  address  of the principal  executive  offices of the Issuer is 141 Adelaide  Street West,  Suite
400, Toronto, Ontario M5H 3L5.

    Item 2. Identity and Background.
            -----------------------

     (a) (b) (c) and (f) This Schedule 13D is jointly filed by William S. Fagan,
Fagan Capital,  Inc. ("Fagan  Capital"),  Laura A. Fagan,  James Dvorak,  Lucrum
Partners, LP  ("Lucrum  Partners"),   Lucrum  Capital  Management, LLC  ("Lucrum
Management") and Carol Armstrong (collectively, the "Reporting Persons").

     Fagan Capital is a Texas  corporation  whose principal  business is private investment  consulting.  Fagan  Capital's  business  address is 5201 N. O'Connor
Blvd., Suite 440, Irving, Texas 75039.

     William  S.  Fagan is an  individual  whose  business  address is c/o Fagan
Capital,  5201 N. O'Connor Blvd., Suite 440, Irving,  Texas 75039. His principal occupation  is serving  as the sole  executive  officer  and  director  of Fagan
Capital. Mr. Fagan is a citizen of the United States of America.

     Laura A.  Fagan is an  individual  whose  principal  address  is c/o  Fagan
Capital, 5201 N. O'Connor Blvd., Suite 440, Irving, Texas 75039. Mrs. Fagan is a
home maker. Mrs. Fagan is the spouse of William S. Fagan and is a citizen of the
United States of America.

     James Dvorak is an individual  whose business address is c/o Fagan Capital,
5201 N. O'Connor Blvd., Suite 440, Irving, Texas 75039. His principal occupation is serving  as an  employee  of Fagan  Capital.  Mr.  Dvorak is a citizen of the
United States of America.

     Lucrum Partners is a limited  partnership,  organized under the laws of the state of  Delaware,  with a  business  address  of c/o  Fagan  Capital,  5201 N.
O'Connor  Blvd.,  Suite 440,  Irving,  Texas 75039.  Its  principal  business is investing in securities.

     Lucrum Management is a limited liability company,  organized under the laws of the state of Delaware,  with a business address of c/o Fagan Capital, 5201 N.
O'Connor Blvd., Suite 440, Irving, Texas 75039. Its principal business is acting as the General Partner of Lucrum  Partners.  James Dvorak is the Managing Member
of Lucrum Management.

     Carol  Armstrong  is an  individual  whose  business  address  is c/o Fagan
Capital,  5201 N. O'Connor Blvd., Suite 440, Irving,  Texas 75039. Her principal occupation  is serving as an  employee  of Fagan  Capital.  Ms.  Armstrong  is a citizen of the United States of America.

     Because of each Reporting  Person's  relationship with Fagan Capital or any of its affiliates, the Reporting Persons may be deemed a "group" for purposes of
Section 13(d) of the  Securities  Exchange Act of 1934, as amended.  Each of the
Reporting Persons, however, disclaims beneficial ownership of the shares held by the other Reporting  Persons,  except to the extent of his, her or its pecuniary interest therein.

     (d) and (e) During the last five years,  none of the Reporting  Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition,  during the last five years,  none of the Reporting
Persons has been a party to a civil proceeding of any judicial or administrative body of  competent  jurisdiction  as a result of which  he,  she or it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

---------------------                                     ----------------------
CUSIP No. 556162 10 5                   13D                 Page 10 of 16 Pages
---------------------                                     ----------------------

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     The table  below shows the amounts and sources of funds used by each of the
Reporting Persons to acquire the shares held by them.

       Reporting Person       Amount of Funds            Source
       ----------------       ---------------            ------
--------------------------------------------------------------------------------
William S. Fagan              $1,827,025*           Personal Funds and Other
--------------------------------------------------------------------------------
Fagan Capital                 $1,317,853            Working Capital
--------------------------------------------------------------------------------
Laura A. Fagan                $  878,655            Personal Funds
--------------------------------------------------------------------------------
James Dvorak                  $   54,635**          Personal Funds and Other
--------------------------------------------------------------------------------
Lucrum Partners               $   52,641            Working Capital
--------------------------------------------------------------------------------
Lucrum Management             $   52,641***         Other
--------------------------------------------------------------------------------
Carol Armstrong               $    2,171            Personal Funds
--------------------------------------------------------------------------------

--------------

*    Consists of (a)  $509,172 of personal  funds of Mr.  Fagan used to purchase shares held directly by Mr. Fagan, and (b) $1,317,853 of working capital of
     Fagan  Capital used to purchase  shares held  directly by Fagan Capital and which may be deemed to be owned by Mr. Fagan by virtue of his  relationship with Fagan Capital.

**   Consists  of (a) $1,994 of  personal  funds of Mr.  Dvorak used to purchase shares held directly by Mr. Dvorak,  and (b) $52,641 of working  capital of
     Lucrum  Partners used to purchase  shares held directly by Lucrum  Partners and  which  may be  deemed  to be  owned by Mr.  Dvorak  by  virtue  of his relationship with Lucrum Partners.

***  Consists of $52,641 of working  capital of Lucrum Partners used to purchase shares held directly by Lucrum Partners and which may be deemed to be owned by Lucrum Management by virtue of its relationship with Lucrum Partners.

Item 4. Purpose of the Transaction.
        --------------------------

     Fagan  Capital  has spoken  numerous  times with  management  of the Issuer regarding  industry  trends  and the  Issuer's  financial  performance,  capital structure,  and related  matters.  In the course of these  conversations,  Fagan
Capital has expressed  interest in increasing its  investment in the Issuer.  In
February  2004,  Fagan  Capital  inquired as to whether the Issuer would have an interest in a subordinated  debt or equity  financing.  Management of the Issuer indicated  that while they were generally not interested in pursuing a financing at the present time, they would be willing to review any proposals received from
Fagan  Capital.  Several weeks later,  Fagan  Capital  delivered to the Issuer a preliminary  proposal  in the  form of a term  sheet  for  discussion  purposes, outlining a conceptual  proposal whereby Fagan Capital and other investors would invest $10 to $15  million of equity into the Issuer.  The Issuer  responded  to this proposal by  indicating  firmly that the Issuer had no interest in pursuing such an equity financing at this time.

     Fagan Capital believes that the stock of the Issuer is undervalued relative to its potential,  and that the Issuer has the potential for increased  earnings in the coming years.  Fagan Capital believes that the Issuer may benefit from an additional equity infusion at some point in order to assist it in maximizing its long-term growth  potential.  While the Issuer indicated its desire at this time not to pursue any further  discussions  for an equity  infusion,  Fagan  Capital hopes to continue constructive dialogue with the Issuer in this regard from time to time,  and to be considered as a lead investor if the Issuer  chooses to seek equity financing.

     None of the Reporting  Persons has any present plan or proposal which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. However, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board concerning the business, operations and future plans of the Issuer. Depending on various factors including,  without limitation,  the Issuer's financial position and investment strategy,  the price levels of the shares of Common Stock,  conditions in the  securities  market and general  economic  and industry  conditions,  the  Reporting  Persons may in the future take such actions with respect to their  investment in the Issuer as they
deem  appropriate  including,  without  limitation,   communicating  with  other
stockholders,  seeking  Board  representation,  making  proposals  to the Issuer
concerning  the  capitalization   and  operations  of  the  Issuer,   purchasing
additional shares of Common Stock, selling some or all of their shares of Common

---------------------                                     ----------------------
CUSIP No. 556162 10 5                   13D                 Page 11 of 16 Pages
---------------------                                     ----------------------

Stock,  engaging in short selling of or any hedging or similar  transaction with respect to the shares of Common Stock or changing  their  intention with respect to any and all matters referred to in Item 4.

Item 5. Interests in Securities of the Issuer.
        -------------------------------------

     (a) As of the date of this Schedule 13D,  William S. Fagan,  Laura A. Fagan and  Fagan  Capital  may be  deemed  to be the  beneficial  owner of  2,594,612,
1,200,500 and 1,890,150 shares of Common Stock, respectively, constituting 4.9%,
2.3%  and  3.6%,  respectively,   of  the  53,206,719  shares  of  Common  Stock
outstanding  as of March 29, 2004, as reported in the Issuer's  Annual Report on
Form 20-F for the year ended March 31, 2003 (the "Outstanding Shares") and filed with the Securities and Exchange Commission on July 25, 2003.

     As of the date of this Schedule 13D, James Dvorak, Lucrum Partners,  Lucrum
Management and Carol Armstrong may each be deemed to be the beneficial  owner of
78,200,  73,800,  73,800 and 4,199 shares of Common  Stock,  respectively,  each constituting less than one percent of the Outstanding Shares.

     Each of the Reporting Persons disclaims  beneficial ownership of the shares held by the other  Reporting  Persons,  except to the extent of his,  her or its pecuniary interest therein.

     (b) William S. Fagan is the beneficial  owner of 2,594,612 shares of Common
Stock,  constituting  4.9% of the  Outstanding  Shares,  consisting of 1,890,150 shares of Common Stock owned by Fagan Capital and 704,462  shares owned directly by Mr. Fagan. Mr. Fagan and Fagan Capital share the power to vote and dispose of the 1,890,150  shares of Common Stock owned by Fagan Capital.  Mr. Fagan has the sole  power to vote and to  dispose  of the  704,462  shares of Common  Stock he directly owns. Mr. Fagan's beneficial ownership reported herein does not include shares of Common Stock held by Laura A. Fagan, spouse of Mr. Fagan.

     Laura A.  Fagan  has the sole  power to vote and to  dispose  of  1,200,500 shares  of Common  Stock,  constituting  2.3% of the  Outstanding  Shares.  Mrs.
Fagan's  beneficial  ownership reported herein does not include shares of Common
Stock held by William S. Fagan, spouse of Mrs. Fagan.

     Lucrum  Partners is the beneficial  owner of 73,800 shares of Common Stock, constituting  less than one percent of the  Outstanding  Shares.  As the General
Partner of Lucrum Partners,  Lucrum Management may be deemed to beneficially own the 73,800  shares owned by Lucrum  Partners.  As the Managing  Member of Lucrum
Management,  which in turn is the General Partner of Lucrum Partners, Mr. Dvorak may be deemed to  beneficially  own the 73,800 Shares owned by Lucrum  Partners.
Mr.  Dvorak has the sole  power to vote and to  dispose of the 73,800  shares of
Common  Stock  owned by Lucrum  Partners by virtue of his  position  with Lucrum
Management.  Mr.  Dvorak  also has the sole  power to vote and to  dispose of an additional  4,400  shares of Common  Stock  which,  together  with the shares of
Common Stock owned by Lucrum Partners,  constitutes less than one percent of the
Outstanding Shares.

     Carol  Armstrong  has the sole power to vote and to dispose of 4,199 shares of Common Stock, constituting less than one percent of the Outstanding Shares.

     (c) Schedule A annexed  hereto lists the  transactions  effected by each of the Reporting  Persons during the 60 days prior to the date of this filing.  All the transactions were effected in the open market.

     (d) None

     (e) Not Applicable

---------------------                                     ----------------------
CUSIP No. 556162 10 5                   13D                 Page 12 of 16 Pages
---------------------                                     ----------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.
-------------------------

     Other  than as  described  herein,  there are no  contracts,  arrangements, understandings  or  relationships  among the Reporting  Persons,  or between the
Reporting  Persons and any other person,  with respect to the  securities of the
Issuer.

Item 7. Material to Be Filed as Exhibits.
        --------------------------------

     Exhibit No. 1 - Agreement to File Joint Schedule 13D.

---------------------                                     ----------------------
CUSIP No. 556162 10 5                   13D                 Page 13 of 16 Pages
---------------------                                     ----------------------

                      [SIGNATURE PAGE TO THE SCHEDULE 13D]

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2004

                               Fagan Capital, Inc.

                               By: /s/ William S. Fagan
                                  ----------------------------------------------
                                  Name: William S. Fagan
                                  Title: President

                                /s/ William S. Fagan
                               -------------------------------------------------
                                William S. Fagan

                                /s/ Laura A. Fagan
                               -------------------------------------------------
                               Laura A. Fagan*

                                /s/ James Dvorak
                               -------------------------------------------------
                               James Dvorak*

                               Lucrum Partners, LP

                               By:  Lucrum Capital Management, LLC,
                                    its General Partner

                               By: /s/ James Dvorak
                                  ----------------------------------------------
                                  Name: James Dvorak*
                                  Title: Managing Member

                               Lucrum Capital Management, LLC

                               By: /s/ James Dvorak
                                  ----------------------------------------------
                                  Name: James Dvorak*
                                  Title: Managing Member

                                /s/ Carol Armstrong
                               -------------------------------------------------
                                 Carol Armstrong*

* Power of Attorney: 11/14/02

/s/ William S. Fagen
---------------------------------
By: William S. Fagan

---------------------                                     ----------------------
CUSIP No. 556162 10 5                   13D                 Page 14 of 16 Pages
---------------------                                     ----------------------

                                   SCHEDULE A

         TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE LAST 60 DAYS

                                William S. Fagan
----------------------------------------------------------------------------------------
       Shares of Common Stock
          Purchased/(Sold)            Price Per Share ($)        Date of Purchase/(Sale)
          ---------------             ------------------         -----------------------

            (28,500)                        1.22                        (2/04/04)
             20,000                         0.77                         2/24/04
             20,012                         0.77                         2/25/04
              2,700                         0.76                         3/01/04
             20,000                         0.78                         3/03/04
             39,800                         0.78                         3/04/04
             70,700                         0.78                         3/04/04
             15,500                         0.83                         3/06/04
             23,700                         0.77                         3/10/04

                               Fagan Capital, Inc.
----------------------------------------------------------------------------------------
       Shares of Common Stock
          Purchased/(Sold)            Price Per Share ($)        Date of Purchase/(Sale)
          ---------------             ------------------         -----------------------

             345,250                        0.83                        2/06/04
             516,200                        0.69                        3/17/04
             185,500                        0.75                        3/18/04
             31,700                         0.76                        3/19/04
             125,700                        0.75                        3/22/04
             100,000                        0.74                        3/23/04
             169,100                        0.73                        3/24/04

                                 Laura A. Fagan
----------------------------------------------------------------------------------------
       Shares of Common Stock
          Purchased/(Sold)            Price Per Share ($)        Date of Purchase/(Sale)
          ---------------             ------------------         -----------------------

             345,250                        0.83                        2/06/04
             20,000                         0.77                        2/24/04
             19,988                         0.77                        2/26/04
              2,212                         0.76                        2/27/04
             70,000                         0.78                        3/02/04
             20,000                         0.78                        3/03/04
             39,800                         0.78                        3/04/04
             63,500                         0.75                        3/25/04
             49,900                         0.75                        3/26/04

---------------------                                     ----------------------
CUSIP No. 556162 10 5                   13D                 Page 15 of 16 Pages
---------------------                                     ----------------------

                               Lucrum Partners, LP
----------------------------------------------------------------------------------------
       Shares of Common Stock
          Purchased/(Sold)            Price Per Share ($)        Date of Purchase/(Sale)
          ---------------             ------------------         -----------------------

              6,000                         0.88                        2/05/04
             14,000                         0.83                        2/09/04
             12,000                         0.70                        3/16/04
              8,000                         0.69                        3/17/04
              6,000                         0.75                        3/18/04
              6,000                         0.75                        3/25/04

---------------------                                     ----------------------
CUSIP No. 556162 10 5                   13D                 Page 16 of 16 Pages
---------------------                                     ----------------------

                                    EXHIBIT 1

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

     Pursuant to Rule 13d-1(k)(1)  promulgated under the Securities Exchange Act of 1934,  the  undersigned  hereby agree that only one statement  containing the information  required on this Schedule 13D, and all amendments thereto,  need be filed with respect to  beneficial  ownership by each of the  undersigned  of the shares of common stock of Mad Catz  Interactive,  Inc.,  and that such statement shall be filed on behalf of each of them.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: March 29, 2004              Fagan Capital, Inc.

                                   By: /s/ William S. Fagan
                                      ------------------------------------------
                                      Name: William S. Fagan
                                      Title: President

Dated: March 29, 2004               /s/ William S. Fagan
                                   ---------------------------------------------
                                   William S. Fagan

Dated: March 29, 2004               /s/ Laura A. Fagan
                                   ---------------------------------------------
                                   Laura A. Fagan*

Dated: March 29, 2004              /s/ James Dvorak
                                   ---------------------------------------------
                                   James Dvorak*

Dated: March 29, 2004              Lucrum Partners, LP

                                   By:  Lucrum Capital Management, LLC,
                                        its General Partner

                                   By:  /s/ James Dvorak
                                      ------------------------------------------
                                      Name: James Dvorak*
                                      Title: Managing Member

Dated: March 29, 2004              Lucrum Capital Management, LLC

                                   By:  /s/ James Dvorak
                                      ------------------------------------------
                                      Name: James Dvorak*
                                      Title: Managing Member

Dated: March 29, 2004               /s/ Carol Armstrong
                                   ---------------------------------------------
                                   Carol Armstrong*

* Power of Attorney: 11/14/02

/s/ William S. Fagen
---------------------------------
By: William S. Fagan